February 18, 2014

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, D.C. 20549

Re: Transition Therapeutics Inc.
Form 20-F for the Fiscal Year Ended June 30, 2013
Filed September 11, 2013
File No. 001-33514

Dear Mr. Riedler:

We are writing in response to your comment letter dated February 12, 2014 relating to Transition Therapeutic Inc.’s Form 20-F, which was filed on September 11, 2013.

We have organized our reply by showing your question first followed by our response. We are providing the additional information you requested below and will update our next annual filing to include the proposed additional disclosures below.

Intellectual Property

Patent Protection

TT-401/402, page 26

1.	Please expand your disclosure to include the expiration dates of the material patents related to drug candidates TT-401 and TT-402 and disclose the major non-United States jurisdictions where you have filed patent applications related to TT-401 and TT-402.

In light of your comment, we will revise our current disclosures to read as follows:

In March 2010, the Corporation acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes.  Patent applications have been filed worldwide covering the lead preclinical compounds, including in Australia, Canada, China, Europe and Japan. US patents have been issued, which expire in 2031, that cover the composition of matter for drug candidates TT-401 and TT-402.

Given the US patents do not expire until 2031, we do not believe that the expiration date is currently material to warrant an amendment of the current Form 20-F.

Strategic Collaborations, page 28

2.	With respect to the agreement with Elan Pharma International Limited, please revise your disclosure to include a summary of the duration and material termination provisions, which you agreed to provide per your response letter to the staff dated March 17, 2011.

Collaboration Agreement with Elan

The proposed disclosures provided to the Staff in our response letter dated March 17, 2011 were inadvertently omitted when finalizing our 2011 20-F. However, these disclosures are publicly available as the duration and termination agreement provisions are part of the agreement which has been filed on Edgar, so an amendment of our current Form 20-F would not provide investors any additional information. We will ensure that our next annual filing contains the following disclosures:

The term of the Collaboration Agreement runs until Elan is no longer developing or commercializing ELND005. Elan may terminate the Collaboration Agreement upon not less than 90 days notice to Transition and either party may terminate the Collaboration Agreement for material breach or because of insolvency of the other party.

3.	Similarly, please revise your disclosure of the March 3, 2010 agreement with Eli Lilly to include a summary of the duration and material termination provisions. In addition, we note that you will be eligible to receive a double-digit royalty on sales of TT-401 products. Please provide a range of royalties that you are entitled to receive from Eli Lilly within ten percent or a statement that the percentage is in the teens, twenties, etc.

Licensing and Collaboration Agreement with Eli Lilly – TT401/402

Please note that the duration and termination agreement provisions are part of the agreement which has been filed on Edgar, so an amendment of our current Form 20-F would not provide investors any additional information. However, we will revise our disclosures to include the following:

In June 2013, Lilly assumed all development and commercialization rights to type 2 diabetes drug candidate TT-401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment. Lilly will assume all costs and perform all future development and commercialization activities of TT-401, and Transition will pay US$14 million to Lilly in three separate installments during the Phase 2 clinical study. In return, Transition is eligible to receive up to approximately US$240 million in additional milestone payments. Transition will also be eligible to receive a low double-digit royalty (less than 15%) on sales of TT-401 products and a low single digit royalty on related compounds.

The agreement continues until the expiration of all payment obligations under the agreement. If Transition commercializes the product, Transition can terminate the agreement on 90 days notice. Either party may terminate for material breach.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the additional information we have provided addresses your additional questions. If you require additional information or wish to discuss our response in further detail, please do not hesitate to contact me at (416) 263-1202.

Yours very truly,

/s/ Nicole Rusaw

Nicole Rusaw
Chief Financial Officer

cc: Brett Cooper – Orrick, Herrington & Sutcliffe LLP

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